Exhibit 99.1

KANDAL M VENTURE LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Statements of Financial Position as of March 31, 2025 and Unaudited Interim Condensed Consolidated Statements of Financial Position as of September 30, 2025	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Six Months Ended September 30, 2024 and 2025	F-3
Unaudited Interim Condensed Consolidated Statements of Change in Equity for the Six Months Ended September 30, 2024, and 2025	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2024, and 2025	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2025

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION AS OF SEPTEMBER 30, 2025

	Note	March 31, 2025	September 30, 2025
		US$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	512,601	429,821
Right-of-use assets	14	138,483	103,862
Deferred tax assets	5	29,787	39,556
Total non-current assets		680,871	573,239

Current assets
Inventories	6	1,646,333	2,051,862
Trade and other receivables	7	1,497,817	1,660,826
Loans to third party	8	—	3,893,852
Deferred initial public offering (“IPO”) costs	9	795,771	—
Amounts due from related parties	20	1,053,708	340,476
Loans to related parties	20	4,291,215	—
Cash and cash equivalents	10	102,697	1,663,797
Total current assets		9,387,541	9,610,813

Total assets		10,068,412	10,184,052

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	11	160	183
Share premium		—	7,435,512
Merger reserve	12	13	13
Capital reserve	12	(2,500,000)	(2,500,000)
Foreign currency translation reserve	12	5,130	5,130
Retained earnings		2,872,801	3,041,656
Total equity		378,104	7,982,494

Non-current liabilities
Lease liabilities	14	87,632	44,689
Total non-current liabilities		87,632	44,689

Current liabilities
Trade and other payables	13	4,424,830	2,070,498
Lease liabilities	14	80,916	84,207
Borrowings	15	5,088,600	—
Income tax payable		8,330	2,164
Total current liabilities		9,602,676	2,156,869

Total liabilities		9,690,308	2,201,558

Total equity and liabilities		10,068,412	10,184,052

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Note	September 30, 2024	September 30, 2025
		US$	US$
Revenue	16	9,523,465	7,903,629
Cost of sales		(7,256,773)	(6,424,087)
Gross profit		2,266,692	1,479,542

Operating expenses:
Selling and distribution expenses		(170,168)	(113,595)
General and administrative expenses		(1,152,218)	(1,176,254)
Income from operations		944,306	189,693

Other income/(expenses):
Interest expense	17	(330,779)	(98,231)
Other income	18	240,463	131,197

Profit before income tax		853,990	222,659
Income tax expense	19	(202,369)	(53,804)
Profit for the period		651,621	168,855

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations		507	—
Total comprehensive income attributable to equity owners of the Company		652,128	168,855

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		0.04	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings*		16,000,000	17,173,770

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Share capital	Share premium	Merger reserve	Capital reserve	Foreign currency translation reserve	Retained earnings	Total equity attributable to owners of the Company
	US$	US$	US$	US$	US$	US$	US$
Balance at April 1, 2024*	160	—	13	(2,500,000)	5,130	2,663,128	168,431
Profit for the period	—	—	—	—	—	651,621	651,621
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	507	—	507
Balance at September 30, 2024	160	—	13	(2,500,000)	5,637	3,314,749	820,559

Balance at April 1, 2025	160	—	13	(2,500,000)	5,130	2,872,801	378,104
Proceeds from issuance of IPO shares, net of expenses	23	7,435,512	—	—	—	—	7,435,535
Profit for the period	—	—	—	—	—	168,855	168,855
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	—	—	—
Balance at September 30, 2025	183	7,435,512	13	(2,500,000)	5,130	3,041,656	7,982,494

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements.

KANDAL M VENTURE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	Note	September 30, 2024	September 30, 2025
		US$	US$
Cash flows from operating activities
Profit before income tax		853,990	222,659

Adjustments for:
Depreciation of property, plant and equipment	4	97,132	96,588
Depreciation of right-of-use assets	14	34,620	34,621
Interest expense	17	338,079	103,098
Interest income from loans to related party	18	(229,451)	(23,736)
Interest income from loans to third party	18	—	(64,984)
Interest income	18	—	(18,573)
Inventories write-down	6	—	(57,339)
Operating cash flows before working capital changes		1,094,370	292,334

Changes in working capital:
Inventories		409,465	(348,190)
Trade and other receivables		(792,035)	(163,009)
Trade and other payables		1,295,583	(1,830,359)
Cash generated from (used in) operations		2,007,383	(2,049,224)
Income tax paid		(75,676)	(69,739)
Net cash generated from (used in) operating activities		1,931,707	(2,118,963)

Cash flows from investing activities
Purchase of property, plant and equipment	4	(15,746)	(13,808)
Interest from loans to third party		—	64,984
Interest received		—	18,573
Loans to third party		—	(3,893,852)
Deferred IPO costs		(20,438)	(307,648)
Net cash used in investing activities		(36,184)	(4,131,751)

Cash flows from financing activities
Net proceeds from issuance of IPO shares		—	8,014,981
Repayment of loans from related parties		75,909	4,314,951
Repayment of amount due from related parties		15,106	713,232
Repayments of borrowings, net		(1,813,557)	(5,088,600)
Interest paid on borrowings		(328,954)	(97,012)
Payment of lease liabilities		(36,613)	(39,652)
Interest paid on lease liabilities		(9,125)	(6,086)
Net cash (used in) generated from financing activities		(2,097,234)	7,811,814

Net change in cash and cash equivalents		(201,711)	1,561,100
Cash and cash equivalents at beginning of period		235,348	102,697
Cash and cash equivalents at end of period	10	33,637	1,663,797

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

A reconciliation of liabilities arising from financing activities as follows:

	Non-cash changes
	At March 31	Cash flows	Interest recharge to	Interest expense	At September 30
	US$	US$	US$	US$	US$
2025
Lease liabilities	168,548	(45,738)	—	6,086	128,896
Borrowings	5,088,600	(5,185,612)	—	97,012	—
Loans to related parties	(4,291,215)	4,314,951	(23,736)	—	—
Amount due from related parties	(1,053,708)	713,232	—	—	(340,476)
	(87,775)	(203,167)	(23,736)	103,098	(211,580)

2024
Lease liabilities	243,264	(45,738)	—	9,125	206,651
Borrowings	7,184,114	(2,142,511)	—	328,954	5,370,557
Loans to related parties	(4,001,174)	75,909	(229,451)	—	(4,154,716)
Amount due to/(from) related parties	(2,053,318	15,106	—	—	(2,038,212)
	1,372,886	(2,097,234)	(229,451)	338,079	(615,720)

The accompanying notes are an integral part of these consolidated financial statements.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Kandal M Venture Limited is incorporated in Cayman Islands on 16 January 2024 and its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The Company’s operations is mainly conducted in Cambodia through its manufacturing subsidiary, FMF Manufacturing Co., Ltd., at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (the “Company”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary (Country of incorporation and principal place of business)	Principal activities	Percentage of effective ownership held by the Company
		March 31, 2025	September 30, 2025
Padachi M Venture Limited (BVI) (“PMV”)	Investment holding	100%	100%
Prospect Focus Limited (Hong Kong) (“PFL”)	Trading of handbags, small leather goods and accessories	100%	100%
FMF Manufacturing Co., Ltd. (Cambodia) (“FMF”)	Manufacturing of handbags, small leather goods and accessories	100%	100%

On May 29, 2024, the Company completed its company reorganization (the “Reorganization”) of entities under the common control of its existing shareholders, Mr. David Miao and Mr. Duncan Miao (together the “ultimate beneficial shareholders”). DMD Ventures Limited, a company incorporated in BVI, is wholly-owned by ultimate beneficial shareholders. The existing shareholder of PFL, Dumaine International Limited (“Dumaine”), a company incorporated in BVI, was wholly-owned by ultimate beneficial shareholders then.  Dumaine entered into a share swap arrangement with PMV, a wholly-owned subsidiary of the Company, in which, Dumaine transferred its entire 100 ordinary shares in PF to PMV, in exchange for 10 Class B ordinary shares in the Company, which were issued to DMD Venture Limited as nominated by Dumaine. Subsequent to the share swap arrangement, PMV became the shareholder of PFL, which in turn also owned all the equity interest of FMF, that is wholly-owned by PFL. The economic interests for ultimate beneficial shareholders remain the same before and after the Reorganization.

As the Company were under the same control of the ultimate beneficial shareholders and their entire equity interests were also ultimately held by the ultimate beneficial shareholders immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On March 21, 2024, KMV undertook a share subdivision exercise whereby the share capital of the Company of US$50,000, is subdivided into 5,000,000,000 ordinary shares of nominal par value of US$0.00001 each (the “Subdivision”), and immediately following the Subdivision, KMV re-designated and re-classified its authorized share capital of KMV by designating 4,975,000,000 Class A ordinary shares of nominal or par value of US$0.00001 and 25,000,000 Class B ordinary shares of nominal or par value of US$0.00001 (the “Re-classification”). Simultaneously upon the Subdivision and the Re-classification exercise, each of the 10 ordinary shares of par value of US$0.00001 each in issue was re-designated as Class B ordinary shares (the “Re-designation”). The Company then issued 13,000,000 Class A ordinary shares and 2,999,980 Class B ordinary shares to DMD Ventures Limited.

As a result, after the Subdivision, Re-classification, Re-designation and Reorganization, the Company has 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares issued and outstanding. The ordinary shares of the Company are presented on a retroactive basis to reflect the Reorganization completed on May 29, 2024.

On June 25, 2025, the Company completed its IPO. In this offering, the Company issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. The Class A ordinary shares began trading on June 25, 2025 on the Nasdaq Capital Market under the ticker symbol “FMFC”.

On July 16, 2025, the underwriters exercised their over-allotment option to purchase an additional 300,000 Class A ordinary shares of the Company, at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$1,200,000 before deducting any underwriting discounts or expenses.

There have been no significant changes in the nature of these activities during the financial periods ended September 30, 2025 and September 30, 2024.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Company do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for a complete set of financial statements. Certain information and footnote disclosures, which are normally included in audited consolidated financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to Article 10 of Regulations S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary to present a fair statement of the Company’s statement of financial position as at September 30, 2025, and the statement of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended September 30, 2025 and 2024.

The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended March 31, 2025 and 2024, and related notes included in the audited consolidated financial statements.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited interim condensed consolidated financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after 1 April 2025. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not year effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the unaudited interim condensed consolidated financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sale of handbags, small leather goods and accessories, the Company typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and payment terms. These terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods i.e., handbags, small leather goods and accessories has occurred, when the products have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with Incoterms stipulated in the contracts. The completion of the performance obligation is evidenced by customer acceptance/acknowledgement indicating receipt of the products, or the Company has objective evidence that all criteria for acceptance have been satisfied. No right of goods return is given to customers. No significant element of financing is deemed present as typical payment terms range from 30 to 90 days from the date of invoice.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, unaudited interim condensed statements of changes in equity, and unaudited interim condensed statements of financial position. unaudited interim condensed total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the unaudited interim condensed financial statements;

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Acquisition

The acquisition method of accounting is used to account for acquisition entered by the Company.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Company’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

2.4	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvement	10 years
Plant and machinery	10 years
Furniture and fixtures	5 years
Computer and software	5 years
Tools and equipment	5 years
Setup costs	5 years

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.5	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

2.6	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously.

Such reversal is recognized in profit or loss.

2.7	Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL. The Company only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

For trade and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.8	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.9	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises direct materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) that have been incurred in bringing the inventories to their present location and condition.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.10	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for asset dismantlement, removal or restoration are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Company recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.11	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Company recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Company shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

For a contract that contain both lease and non-lease components, the Company allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Company has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Company’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Company shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.12	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the National Social Security Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

2.13	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Value-added tax (“VAT”)

Revenue, expenses and assets are recognized net of the amount of value-added tax except:

(i)	when the value-added taxation that is incurred on purchase of assets or services is not recoverable from the taxation authorities, in which case the value-added tax is recognized as part of cost of acquisition of the asset or as part of the expense item as applicable; and

(ii)	receivables and payables that are stated with the amount of value-added tax included.

The net amount of value-added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.14	Foreign currency translations and balances

Functional and presentation currency

Items included in the unaudited interim condensed financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar and the financial statements are presented in United States Dollar (“US$”).

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Company entities’ financial statements

The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.15	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.16	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.17	Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.18	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Company or of a parent of the Company.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Company based its assumptions and estimates on parameters available when the unaudited interim condensed financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Allowance for expected credit losses of trade receivables — third parties

The Company uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Company’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the ability to sell and values of the inventory which could then consequentially impact the Company’s results.

Depreciation of property, plant and equipment

The Company depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s property, plant and equipment. The residual value reflects management’s estimated amount that the Company would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	Property, plant and equipment

	Leasehold improvement	Plant and machinery	Furniture and fixtures	Computer and software	Tools and equipment	Setup costs	Total
	US$	US$	US$	US$	US$	US$	US$
Cost:
Balance at April 1, 2024	580,776	1,263,974	163,968	69,738	197,955	681,217	2,957,628
Additions	—	7,499	—	9,057	154	—	16,710
Balance at March 31, 2025	580,776	1,271,473	163,968	78,795	198,109	681,217	2,974,338
Additions	—	12,236	—	1,572	—	—	13,808
Balance at September 30, 2025	580,776	1,283,709	163,968	80,367	198,109	681,217	2,988,146

Accumulated depreciation
Balance at April 1, 2024	365,582	815,535	162,085	60,939	182,753	681,217	2,268,111
Depreciation	58,078	126,952	1,430	3,607	3,559	—	193,626
Balance at March 31, 2025	423,660	942,487	163,515	64,546	186,312	681,217	2,461,737
Depreciation	29,039	63,843	160	1,975	1,571	—	96,588
Balance at September 30, 2025	452,699	1,006,330	163,675	66,521	187,883	681,217	2,558,325

Carrying amount
Balance at March 31, 2025	157,116	328,986	453	14,249	11,797	—	512,601
Balance at September 30, 2025	128,077	277,379	293	13,846	10,226	—	429,821

5.	Deferred tax liabilities/(assets)

Movement in deferred tax liabilities/(assets) are as follows:

	March 31, 2025	September 30, 2025
	US$	US$
At beginning of financial year/period	(13,629)	(29,787)
Charged to profit or loss (Note 19)	(16,158)	(9,769)
At end of financial year/period	(29,787)	(39,556)

Deferred tax liabilities/(assets) arise from the difference between accounting depreciation and tax depreciation for tax-deductible assets.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6.	Inventories

	March 31, 2025	September 30, 2025
	US$	US$
Raw materials	873,974	1,063,190
Work-in-progress	259,343	408,021
Finished goods	501,756	716,545
Goods-in-transit	278,299	73,806
Less: Allowance for inventories write-down	(267,039)	(209,700)
	1,646,333	2,051,862

The cost of materials recognized as an expense and included in “cost of sales” amounted to US$3,184,982 (September 30, 2024: US$3,407,176).

Movement in allowance for inventories write-down has been included in “cost of sales” are as follows:

	March 31, 2025	September 30, 2025
	US$	US$
At beginning of financial year/period	258,160	267,039
Charged to profit or loss	8,879	(57,339)
At end of financial year/period	267,039	209,700

7.	Trade and other receivables

	March 31, 2025	September 30, 2025
	US$	US$
Trade receivables – third parties	1,199,983	1,329,030
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(10,079)
	1,189,904	1,318,951
Other receivables
– third parties	2,271	6,160
Deposits	68,760	68,840
Prepayments	43,545	40,665
VAT refundable	316,530	349,403
Less: Allowance for expected credit losses for non-trade receivables	(123,193)	(123,193)
	1,497,817	1,660,826

Trade receivables are unsecured, non-interest bearing and are generally on 14 to 90 days’ (2025: 30 to 90 days’) credit terms.

The movement in allowance for expected credit losses of trade receivables — third parties computed based on lifetime ECL was as follows:

	March 31, 2025	September 30, 2025
	US$	US$
At beginning and end of financial year/period	10,079	10,079

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables (cont.)

The movement in allowance for expected credit losses of non-trade receivables was as follows:

	March 31, 2025	September 30, 2025
	US$	US$
At beginning of financial year	52,005	123,193
Charged to profit or loss	71,188	—
At beginning and end of financial year/period	123,193	123,193

8.	Loans to third party

	March 31, 2025	September 30, 2025
	US$	US$
Loans to third party	—	3,893,852

Loans to third party are unsecured, mature by March 31, 2026, and have an effective interest rate of 8% per annum.

9.	Deferred IPO costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering. These costs include professional fees that are directly attributable to the preparation of the Company’s proposed SEC filing such as legal fees, counsel fees, consulting fees, and related costs.

As of March 31, 2025, the accumulated deferred IPO cost was US$795,771.

As of September 30, 2025, the accumulated deferred IPO cost have been fully capitalized against share premium.

10.	Cash and cash equivalents

	March 31, 2025	September 30, 2025
	US$	US$
Cash at banks	1,185	176,844
Cash on hand	101,512	101,953
Deposits with financial institutions	—	1,385,000
	102,697	1,663,797

Fixed deposits will mature within 1 months from the placement date and effective interest rate range from between 2.3% to 3.0% per annum.

11.	Share capital

	March 31, 2025	September 30, 2025	March 31, 2025	September 30, 2025
	Number of ordinary shares		US$	US$
Issued and fully paid:
Class A ordinary shares	13,000,000	15,300,000	130	153
Class B ordinary shares	3,000,000	3,000,000	30	30
	16,000,000	18,300,000	160	183

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	Share capital (cont.)

On March 21, 2024, KMV undertook a share subdivision exercise whereby the share capital of the Company of US$50,000, is subdivided into 5,000,000,000 ordinary shares of nominal par value of US$0.00001 each (the “Subdivision”), and immediately following the Subdivision, KMV re-designated and re-classified its authorized share capital of KMV by designating 4,975,000,000 Class A ordinary shares of nominal or par value of US$0.00001 and 25,000,000 Class B ordinary shares of nominal or par value of US$0.00001 (the “Re-classification”).

Holders of Class A ordinary share and Class B ordinary share vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes.

On May 29, 2024, the Company completed its reorganization (Note 1), resulting in 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares issued and outstanding, respectively. These 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares are presented on a retroactive basis to reflect the Reorganization.

On June 25, 2025, the Company completed its IPO. In this offering, the Company issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. The Class A ordinary shares began trading on June 25, 2025 on the Nasdaq Capital Market under the ticker symbol “FMFC”.

On July 16, 2025, the underwriters exercised their over-allotment option to purchase an additional 300,000 Class A ordinary shares of the Company, at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$1,200,000 before deducting any underwriting discounts or expenses.

The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled US$9,200,000, before deducting underwriting discounts and other related expenses.

12.	Reserve

Merger reserve

Merger reserve represents the difference the between value of the ordinary shares issued in exchange for the ordinary shares of the subsidiary acquired under business combination under common control.

Capital reserve

Capital reserve represents non-distributable reserve which arose from waiver of inter-company balances in prior years.

Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

13.	Trade and other payables

	March 31, 2025	September 30, 2025
	US$	US$
Trade payables – third parties	2,568,272	1,067,036
Advance payment from customers	172,821	231,172
Accrued expenses	1,292,291	769,884
Other payables	391,446	2,406
	4,424,830	2,070,498

Trade payables are non-interest bearing and are normally settled on 30 to 60 days’ (2025: 30 to 60 days’) credit term.

Advance payment from customers represents payment received from customers prior to delivery of goods. Upon delivery of goods and acceptance by customers, the advance payment will be offset against trade receivable.

Accrued expenses mainly consist of staff cost, contract workers’ cost, interest payables, freight charges and professional fees.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Lease liabilities

Carrying amount of right-of-use assets

Leasehold premises
US$
At April 1, 2024	207,724
Depreciation	(69,241)
At March 31, 2025	138,483
Depreciation	(34,621)
At September 30, 2025	103,862

Lease liabilities

	March 31, 2025	September 30, 2025
	US$	US$
Current	80,916	84,207
Non-current	87,632	44,689
	168,548	128,896

Amounts recognized in profit or loss

	September 30, 2024	September 30, 2025
	US$	US$
Depreciation of right-of-use assets	34,620	34,621
Interest expense on lease liabilities (Note 17)	9,125	6,086
Lease expenses not capitalized in lease liabilities
– Expenses relating to short-term leases (include in cost of sales)	15,120	15,120
	58,865	55,827

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	Lease liabilities (cont.)

Total cash outflows

For the six months ended September 30, 2025, the Company had total cash outflows for leases of US$60,858 (September 30, 2024: US$60,858).

15.	Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2025	September 30, 2025
			US$	US$
Trade financing	April 10, 2025 to July 18, 2025 (2024: April 2, 2024 to January 23, 2025)	5.70% – 6.56% (2024: 6.71% – 7.35%)	584,350	—
Export financing	May 15, 2025 to June 30, 2025 (2024: May 31, 2024 to January 14, 2025)	5.38% – 6.62% (2024: 6.37% – 7.59%)	4,504,250	—
Total			5,088,600	—

Borrowings, current portion			5,088,600	—
Borrowings, non-current portion			—	—
			5,088,600	—

Trade financing and export financing are usually settled within 120 (2025: 120) days from drawdown date.

Interest expense for the six months ended September 30, 2024 and 2025 amounted to US$328,954 and US$97,012 respectively.

The bank borrowings utilized by the Group are part of several general banking facilities granted to PFL and certain related parties. The general banking facilities are secured by

●	several corporate guarantees provided by PFL and certain related parties;

●	personal guarantees provided by ultimate beneficial shareholders;

●	certain properties and share mortgages of related parties;

●	money mortgage; and

●	fire insurance in favor of the banks.

As of September 30, 2025, all outstanding borrowings have been fully repaid and discharged.

16.	Revenue

	Six months ended September 30
	2024	2025
	US$	US$
Sales of goods – a point in time	9,523,465	7,903,629

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest expense

	Six months ended September 30
	2024	2025
	US$	US$
Interest expense on trade and export financing	230,199	97,012
Interest expense on revolving loans	98,755	—
Interest on lease liabilities (Note 14)	9,125	6,086
	338,079	103,098
Interest expenses is recognized in profit or loss as follows:
Cost of sales	7,300	4,867
Interest expenses	330,779	98,231
	338,079	103,098

18.	Other income

	Six months ended September 30
	2024	2025
	US$	US$
Interest income from loans to related parties (Note 20)	229,451	23,736
Interest income from loans to third party	—	64,984
Interest income from fixed deposits	—	18,516
Interest income from banks	—	57
Sundry income	3,585	12,290
Gain on foreign exchange, net	7,427	11,614
	240,463	131,197

19.	Income tax expense

The major components of income tax expense recognized in profit or loss for the six months ended September 30, 2024 and 2025 were:

	Six months ended September 30
	2024	2025
	US$	US$
Current income tax
Current year’s provision	210,436	63,573
Deferred taxation
Current year (Note 5)	(8,067)	(9,769)
	202,369	53,804

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.	Income tax expense (cont.)

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to any income tax.

BVI

Under the current laws of BVI, PMV is not subject to any income tax.

20.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Company and its related parties were as follows:

	Six months ended September 30
	2024	2025
	US$	US$
Fashion Focus Manufacturing Ltd
Management fee charged from	152,375	79,355
Loan interest charged to (Note 18)	34,240	—

Merit Focus Ltd
Loan interest charged to (Note 18)	195,211	23,736

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20.	Significant related party transactions and balances (cont.)

Balances with related parties

	March 31, 2025	September 30, 2025
	US$	US$
Amount due from related parties, net
Fashion Focus Manufacturing Ltd	1,053,708	340,476

Loan to related parties, net
Merit Focus Ltd	4,291,215	—
	4,291,215	—

Amounts due from and (to) related parties are unsecured and non-interest bearing.

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

All amounts due from related parties and loans to related parties have been repaid as at the date of this report.

21.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Executive Officers (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in a single business segment which is the business of contract manufacturing of handbags. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Company’s non-current assets are based in Cambodia.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	Six months ended September 30
	2024	2025
	US$	US$
United States of America	7,781,621	4,972,127
Europe	724,273	2,286,102
Canada	329,556	320,187
Japan	319,758	59,342
Others(a)	368,257	265,871
	9,523,465	7,903,629

(a)	No revenue from any other country amounted to 5 per cent or more of the Company’s revenue.

KANDAL M VENTURE LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial guarantee

PFL, a subsidiary of the Company, provided joint corporate guarantee together with certain related parties to banks in connection with bank facilities granted and utilized by certain related parties. These related parties are all related companies under Dumaine.

The guarantee is a financial guarantee contract as PFL has the legal obligation to reimburse the banks if the related companies fail to or default on their principal and interest payment when due in accordance with the terms of the bank facilities drawn.

The Company’s maximum exposure is the maximum amount the Company could have to pay if the guarantee is called upon.

As at September 30, 2025, the bank facilities that was jointly guaranteed by PFL had been fully repaid and the financial guarantee under PFL had been completely discharged by the banks.

23.	Capital management

The Company manage their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings as presented in the consolidated statements of changes in equity.

The Company manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is in compliance with externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years/period ended March 31, 2025 and September 30, 2025.

24.	Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

25.	Events after reporting period

The Company evaluated all events and transactions that from September 30, 2025, up through March 23, 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements except below:

On December 22, 2025, the Company received a deficiency notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that, because the closing bid price for the Company’s Class A ordinary shares had been below US$1.00 per ordinary share for 30 consecutive business days, the Company is not in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. The notice has no immediate effect on the listing of the Class A ordinary shares, which will continue to trade on The Nasdaq Capital Market.

In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, to regain compliance with the minimum bid price rule. If at any time during 180 calendar days the closing bid price of the Company’s security is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and this matter will be closed. In the event the Company does not regain compliance, the Company may be eligible for an additional 180-day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

On March 6, 2026, Padachi M Venture Limited, a wholly owned subsidiary of the Company, entered into a sales and purchase agreement to acquire 15% of the total issued and paid-up share capital of Dumaine International Limited for a total consideration of US$2,500,000.

On March 12, 2026, the loans to third party amounted US$3,893,852 have been fully collected.